Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross announces ownership of shares of Allegiant Gold

(All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, January 16, 2023 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) announced today that it has acquired deemed beneficial ownership of 5,018,017 common shares of Allegiant Gold Ltd. (“Allegiant”) issuable upon exercise of common share purchase warrants previously acquired by Kinross. The warrants were acquired as part of the previously announced investment in Allegiant completed on March 17, 2022. Pursuant to the investment, Kinross purchased 10,036,034 units of Allegiant, representing 9.9% of the issued and outstanding shares of Allegiant. Each unit was comprised of one common share and one-half of one common share purchase warrant (each, a “Unit”, and collectively, the “Units”). The Units were acquired for a purchase price of $0.40 per Unit, representing an aggregate purchase price of $4,014,414.00. The common shares held represent approximately 9.8% of the currently issued and outstanding Allegiant common shares and the Warrants provide deemed beneficial ownership of common shares representing approximately 4.7% of the currently issued and outstanding Allegiant common shares. Accordingly, as of today Kinross is the deemed beneficial owner of common shares representing approximately 14.0% of the issued and outstanding shares of Allegiant and is therefore required by applicable Canadian securities laws to issue this press release and file a corresponding early warning report.

Kinross acquired the Units as part of a strategic investment in the Issuer. Kinross may or may not purchase or sell securities of the Issuer in the future on the open market or in private transactions, depending on market conditions and other factors. Kinross currently has no other plans or intentions that relate to its investment in the Issuer. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, Kinross may develop other plans or intentions in the future.

A copy of the early warning report filed by Kinross in connection with the investment will be available on Allegiant’s profile on SEDAR at www.sedar.com. Alternatively, you may contact Luke Crosby, Vice President, Assistant General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Allegiant’s head office is located at 1090 Hamilton Street, Vancouver, British Columbia V6B 2R9.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 647-821-1736

chris.lichtenheldt@kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained in this news release constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “may”, “will”, “plan” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, statements regarding the ownership and future intentions regarding securities of Allegiant. Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Source: Kinross Gold Corporation